Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2	Date of Material Change

May 16, 2014

Item 3	News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on May 16, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4	Summary of Material Change

Cash Store Financial Default Announcement Pursuant to National Policy 12-203

Item 5.1	Full Description of Material Change

See attached Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officers

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

Item 9	Date of Report

May 20, 2014

1

SCHEDULE “A”

NEWS RELEASE

May 16, 2014

Cash Store Financial Default Announcement Pursuant to National Policy 12-203

EDMONTON, May 16, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF) announced today that it was not able to file an interim financial report and interim management’s discussion and analysis for the period ended March 31, 2014, together with the related certification of filings (collectively, the “Continuous Disclosure Documents”) by May 15, 2014, the deadline prescribed by securities legislation.

Cash Store Financial’s inability to file these materials is attributable to the circumstances of the Company’s ongoing court-supervised restructuring process under the Companies’ Creditors Arrangement Act (the “CCAA”). In particular, the expense and effort involved in complying with the quarterly reporting requirements cannot, in the opinion of the Company, be justified in light of the Company’s current operational and financial situation. Cash Store Financial intends to file the Continuous Disclosure Documents as soon as is commercial reasonable, or as required by the Court.

Under the CCAA proceedings, FTI Consulting Canada Inc. was appointed by the Court as Monitor. Since the CCAA proceedings commenced, in compliance with the CCAA and the order of the Court in the CCAA proceedings, Cash Store Financial has provided the Monitor will full access to its accounting records. The Monitor has filed with the Court periodic reports which have included Cash Store Financial’s cash flow projections and other financial information concerning the Company. The Company anticipates that the Monitor will continue to file reports with the Court (and post them on its website) updating relevant financial information concerning the Company. The Monitor’s reports and Court records are available online on its website at: http://cfcanada.fticonsulting.com/cashstorefinancial/.

Cash Store Financial intends to comply with the alternative information guidelines as set out in National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults throughout the default period. In that regard, Cash Store Financial will issue default status reports in the form of news releases that include information relating to material changes in the information contained in this news release and material information concerning Cash Store Financial’s affairs that has not been generally disclosed. Cash Store Financial also intends to file with the applicable securities regulatory authorities throughout the default period the same information it provides to its creditors when the information is provided to its creditors (other than confidential material if disclosure of that information would be unduly detrimental to the interests of Cash Store Financial) and in the same manner as it would file a material change report under Part 7 of National Instrument 51-102 Continuous Disclosure Requirements.

About Cash Store Financial

Cash Store Financial operates 506 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store, Cash Store Financial’s ability to secure sufficient resources to prepare the Continuous Disclosure Documents, and other factors that could affect Cash Store Financial’s ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.